Exhibit (e)(1)(b)

SCHEDULE A

(as of April 30, 2017)

Portfolio	Initial Board Approval Date	Initial Effective Date	Exchange and Ticker	Termination Date
PowerShares Agriculture Commodity Strategy No K-1 Portfolio	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [ ]	04/30/2018
PowerShares Base Metals Commodity Strategy No K-1 Portfolio	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [ ]	04/30/2018
PowerShares Bloomberg Commodity Strategy Portfolio	09/25/14	[ ]	The NASDAQ Stock Market, LLC [CMDY]	04/30/2018
PowerShares Optimum Yield Diversified Commodity Strategy No K-1 Portfolio	09/25/14	11/07/14	The NASDAQ Stock Market, LLC [PDBC]	04/30/2018
PowerShares Energy Commodity Strategy No K-1 Portfolio	03/07/2017	[ ]	The NASDAQ Stock Market, LLC [ ]	04/30/2018

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST, on behalf of each Fund listed on Schedule A

By:	/s/ Daniel E. Draper
	Name:	Dan Draper
	Title	President

INVESCO DISTRIBUTORS, INC.

By:	/s/ Brian C. Thorp
	Name	Brian C. Thorp
	Title:	Vice President